

April 9, 2012

<u>Via E-mail</u>
Mr. Mario C. Kontomerkos
Chief Financial Officer
Mohegan Tribal Gaming Authority
One Mohegan Sun Boulevard
Uncasville, Connecticut 06382

      Re: **Mohegan Tribal Gaming Authority**
               Form 10-K for the fiscal year ended September 30, 2011
               Filed December 29, 2011
               File No. 033-80655

Dear Mr. Kontomerkos:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Linda Cvrkel

           Linda Cvrkel
           Branch Chief